

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 4, 2008

By facsimile to (212) 688-7273 and U.S. Mail

Mr. Deli Du
President and Chief Executive Officer
China Solar & Clean Energy Solutions, Inc.
Building 3, No. 28, Feng Tai North Road
Beijing, People's Republic of China 100071

Re: China Solar & Clean Energy Solutions, Inc.
        Pre-effective Amendment 2 to Registration Statement on Form S-1
        Filed July 25, 2008
        File No. 333-150233

Dear Mr. Du:

     We reviewed the filing and have the comments below.

General

1.   Please ensure that the financial statements and corresponding financial information
       included comply with Rule 8-08 of Regulation S-X.

Prospectus' Outside Front Cover Page

2.   We note inclusion of the words "National Association of Securities Dealers" when
       referencing the OTC Bulletin Board in the third paragraph. Correct and accurate
       terminology when referencing the OTB Bulletin Board is:

       • OTC Bulletin Board.

       • Quoted on the OTC Bulletin Board.

References to the OTC Bulletin Board should not include words such as "National Association of Securities Dealers," "NASD," "The NASDAQ Stock Market, Inc.," "Nasdaq," "The Financial Regulatory Authority," or "FINRA." Please refer to General Question 5 under "Frequently Asked Questions (FAQs)" on the OTC Bulletin Board's website, and revise. Please also delete the reference to the NASD in footnote 2 to the registration fee table.

Selling Stockholders, page 22

3.   Please clarify whether Ancora Greater China Fund is a registered broker-dealer or an affiliate of a broker-dealer. If it is a broker-dealer, it must be named as an underwriter.

Management's Discussion and Analysis

Results of Operations, page 34

4.   We note your response to prior comment 2. You continue to present an operating income amount which excludes the impact of the acquisition of Tianjin Huaneng Group Energy Equipment Co., Ltd. on page 40. In a similar manner to your other revisions, please discuss the changes between periods in your GAAP financial statement line items. Amounts that are a business reason for the change between periods should be discussed as one of the business reasons for the change in the applicable GAAP financial statement line item between periods. Please make the appropriate revisions.

China Solar & Clean Energy Solutions, Inc.

Interim Financial Statements

Notes to the Financial Statements

General

5.   Please provide the disclosures required by paragraphs 40 and 41 of SFAS 128.

Note 5. Stockholders' Equity

Issuance of Common Stock, page F-7

6.   In connection with the private placement, you deposited 2,000,000 shares of common stock into escrow which you are required to deliver if your after-tax net income is less than certain stated amounts during the fiscal year ending December 31, 2008 and

December 31, 2009. You state that you did not include the 2,000,000 shares held in escrow in the diluted earnings per share calculation as the contingency provision has been met. Please disclose how you determined that the contingency provision was met and therefore the corresponding shares could be excluded from your diluted earnings per share calculation. Refer to paragraphs 30 to 35 of SFAS 128.

7.   In connection with the private placement in June 2007, you deposited 900,000 shares of series A convertible preferred stock into escrow in the event (i) the earnings target for 2007 is not met and (ii) the earnings target for 2008 is not met. You previously advised that the earnings target for 2007 was met. Please further explain the terms of this contingency, including the amount of the earnings target for each year. Please also disclose whether the entire 900,000 shares could be issued if the earnings target for 2008 is not met or whether only a portion of this amount would be issued. Please clearly disclose what consideration you gave as to whether these shares should be included for purposes of calculating diluted earnings per share. Refer to paragraphs 30 to 35 of SFAS 128.

Note 8. Business Acquisition, page F-11

8.   You disclose that you expect to write-off immediately the $310,000 assigned to in-process research and development related to the acquisition of Shenzen Pengsangpu Solar Industrial Products Corporation. Please clarify in what period you expect to record this expense and how you determined that this was the appropriate period. Please expand your discussion to disclose how you determined the fair value of in-process research and development, including the significant assumptions used. Please also disclose how you determined that it was appropriate to write off the full amount of in-process research and development, including whether technological feasibility had been established and how you determined that the technology has no alternative future use.

9.   We note your responses to prior comments 15 and 23. Please disclose the types of assets acquired as well as the corresponding estimated useful lives in your historical and pro forma financial statements.

Audited Financial Statements

Note 11. Net Income Per Share, page F-35

10.   Your response to prior comment 36 in your letter dated June 25, 2008 states that the 900,000 shares held in escrow are no longer included in the diluted earnings per share calculation as the earnings target for 2007 was met and the fulfillment for 2008 has not been determined. It appears that only 450,000 of the 900,000 shares held in escrow were

included in the weighted average ordinary shares outstanding for the year ending December 31, 2007 as reported in your Form 10-KSB. Please confirm.

11.   We note your response to prior comment 10. Please provide us a detailed computation of how you arrived at the weighted average ordinary shares outstanding for purposes of calculating basic and diluted net income per share. This analysis should include how you arrived at the amount of weighted average ordinary shares outstanding to include related to preferred stock as well as warrants. It appears that there are conversion and/or exercise prices associated with the warrants and preferred stock. In light of this, please provide us a comprehensive explanation as to how you applied the treasury stock method in accordance with paragraph 17 of SFAS 128. Please provide us similar computations for your weighted average ordinary shares outstanding for the three months ended March 31, 2008.

Pro Forma Financial Information

Pro Forma Condensed Combined Statements of Income, pages F-117 and F-119

12.   You have allocated a portion of the purchase price of Shenzen Pengsangpu Solar Industrial Products Corporation to amortizable intangible assets based on your disclosures on page F-12. In light of this, it is not clear why there would not be any corresponding pro forma income statement adjustments related to the amortization of these amounts. Please advise or revise as necessary. Refer to Instruction 2 to Rule 11-02(b) of Regulation S-X. If you determine that additional adjustments need to be presented, please provide a detailed calculation of how you arrived at each adjustment amount.

Notes to Unaudited Pro Forma Combined Financial Statements, page F-122

General

13.   Please provide a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted EPS in a note to the pro forma financial statements in a similar manner to the reconciliation provided on page F-81 in Amendment 1 to your Form S-1. Please also disclose any shares not included for anti-dilution reasons.

Note A, page F-122

14.   Please present a breakdown of the purchase price allocation to clearly show the specific assets and liabilities to which the purchase price has been allocated and the corresponding amounts.

Note B, page F-122

15.   Your description in note B states that the purpose of the adjustment is to eliminate intercompany investment and equity accounts of Target at the date of the business combination. Based on this description, it is not clear why you are also adjusting the amounts recorded for customer relationships, intellectual property, and goodwill. Please advise or revise as necessary.

Exhibit 5.1

16.   Since China Solar & Clean Energy Solutions, Inc. has removed the 469,150 shares of common stock underlying warrants from the registration statement, revise the legal opinion to reflect accurately the securities being registered under the registration statement.

December 31, 2007 10-KSB and March 31, 2008 10-Q/A

General

17.   Please address the comments above in future filings, as applicable.

Closing

        As appropriate, please amend your filing in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions regarding comments on the financial statements and related matters to Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: United Corporate Services, Inc.
        202 South Minnesota Street
        Carson City, NV 89703

        Darren L. Ofsink, Esq.
        Guzov Ofsink LLC
        600 Madison Avenue, 14th Floor
        New York, NY 10022